Amendment

to Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Western Asset Management Company

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and Western Asset Management Company, a Corporation organized in the State of California ("Sub-Adviser").

Whereas, the Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015 ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 2. "Services to be Rendered by the Sub-Adviser to the Trust"

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

Delete paragraph G. in Section 2. "Services to be Rendered by the Sub-Adviser to the Trust" in its entirety and replace it with the following:

G.
The Sub-Adviser at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement. The Sub-Adviser shall, at its expense, bear any reasonable fees or costs of the Adviser, the Fund, and/or any Trustee of the Fund associated with litigation to which the Adviser, the Fund, and/or any Trustee of the Fund are not a party arising from or pertaining to (i) the investment management services provided and/or fees charged by the Sub-Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Adviser) and (ii) the Sub-Adviser's role as investment manager to mutual funds sponsored by the Sub-Adviser and its affiliates and third-party mutual funds or other clients that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund.  For the avoidance of doubt, the Adviser shall, at its expense, bear its own fees and costs and any reasonable fees and costs of the Sub-Adviser associated with litigation to which the Sub-Adviser is not a party arising from or pertaining to (i) investment management services provided and/or fees charged by the Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Sub-Adviser), and (ii) the Adviser's role as investment manager to mutual funds sponsored by the Adviser that require the involvement or participation of the Sub-Adviser.  A party's aggregate liability to the other for all fees and costs under this Section 2.G. shall not exceed the aggregate fees paid by the Adviser to the Sub-Adviser during the prior twelve months. Notwithstanding the foregoing, the limitations of liability set forth above shall not apply to any indemnification obligations hereunder.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 31st day of August 2016, effective August 31, 2016.

Jackson National Asset Management, LLC		Western Asset Management Company

By:	/s/ Mark D. Nerud	By:	/s/ Adam Wright
Name:	Mark D. Nerud	Name:	Adam Wright
Title:	President and CEO	Title:	Manager, U.S. Legal Affairs